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October 20, 2016

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Attn: Valerie Lithotomos, Esq.

Re:	SCM Trust – Shelton Tactical Credit Fund Fund
File Nos. 333-176060; 811-05617

Dear Ms. Lithotomos:

This letter is to inform you that an initial Form N-14 has been filed for the Shelton Tactical Credit Fund for the reorganization of the Fund from the FundVantage Trust to the SCM Trust. The N-14 is in substantially the same form as the N-14 filed on 8/29/2016 for the reorganization of the ARCapital Funds into the SCM Trust.

We are requesting limited review of the N-14 as you have reviewed a significant portion of the content previously. Both the legality of shares and the tax opinion as well as the accountant’s consent are included in the filing.

Additionally, attached is a NAST analysis requesting that the FundVantage Shelton International Select Equity Fund be determined to be the accounting survivor.

Sincerely,
/s/Teresa Axelson

Teresa Axelson, CRCP
SHELTON CAPITAL MANAGEMENT | Advisory Group |PHONE: (415) 625-4911 | FAX: (303) 534-5627 | taxelson@sheltoncap.com

Exhibit A – Shelton Tactical Credit Fund

NAST No-Action Letter

In NAST, the North American Security Trust sought assurance from the Staff that the SEC would not take any enforcement action against it if utilized, for periods prior to the establishment of its Moderate Asset Allocation Trust (the "new portfolio"), the performance of a predecessor portfolio that, along with another portfolio whose performance information was not to be utilized, was reorganized with and into the new portfolio. In granting the no action relief, the Staff indicated that it would not recommend enforcement against North America Security Trust under Rule 482 under the Securities Act of 1933 (the "1933 Act") or Rule 34b-1 under the Investment Company Act of 1940 (the "1940 Act") if the new portfolio advertised the performance data of the predecessor fund as described in the request.

In making that determination, the Staff considered the following factors as to the funds: (1) their investment advisers; (2) their investment objectives, policies, and restrictions; (3) their expense structures and expense ratios; (4) asset size; and (5) their portfolio compositions. The Staff further noted that the survivor of a business combination for accounting purposes (i.e., the fund whose financial statements are carried forward) typically will be the fund whose historical performance may be used by the new or surviving fund. Importantly, the Staff did not identify any one factor as having more significance than another.

Analysis

Applying the factors that the Staff identified in NAST to the Reorganization of the FundVantage Shelton Tactical Credit Fund, the Trust believes that the factors identified by the Staff generally weigh in favor of determining the FundVantage Shelton Tactical Credit Fund being treated as the accounting survivor for financial statement purposes.

1.	Investment Adviser
The N-14 will reorganize the fund into a series of the SCM Trust. In the case of the FundVantage Shelton Tactical Credit Fund, the portfolio management team is employed by Shelton Capital Management and continue in their duties as the day-today management team for the fund.

2.	Investment Objectives, Policies, and Restrictions
In the case of the Acquiring Fund, the Investment Objectives, Policies and Restrictions were substantially copied from the Acquired Fund, with the expectation that they remain largely identical to the Acquired Fund.

Following the Reorganization, it is anticipated that the fund will be managed in the same manner as it is currently managed.

3.	Portfolio Expense Structure and Expense Ratios
The Acquiring Fund’s expense structures, including expense limitations, are identical to the Acquired Fund.

4.	Asset Size
The Assets in the Acquired Fund are currently $32.4 million. There are no assets in the Acquiring Fund.

5.	Portfolio Composition
It is anticipated that the portfolio holdings will be brought over from the Acquired Fund and that post-reorganization, the Acquiring Fund will maintain the majority of the original holdings, with no plans for substantial changes.

Conclusion

In light of the foregoing, the Trust notes that the surviving fund is similar to the predecessor fund, the skills and makeup of the portfolio management team being similar, investment objectives, policies and restrictions, expenses structures and ratios being substantially the same. That the nature of the Acquiring Fund as a shell, specifically designed to continue operations of the FundVantage Shelton Tactical Credit Fund, as outlined in the plan of reorganization, inside of the SCM Trust and that the fund is substantially identical and therefore, it determined that it is appropriate that the FundVantage Shelton Tactical Credit Fund was determined to be the accounting survivor.